Exhibit 99.1

ENLIVEX LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on October 14, 2026

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Enlivex Ltd. (the “Company”) to be held on Wednesday, October 14, 2026, at 10:00 a.m. (Israel time), at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618.

The purpose of the Meeting is to vote on and approve a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16, effective as soon as possible following shareholder approval, and to amend the Company’s Articles of Association accordingly.

Our Board of Directors recommends that you vote “FOR” the foregoing proposal, which is described in the attached proxy statement.

Shareholders of record at the close of business on October 1, 2026 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Whether or not you plan to attend the Meeting, you are urged to vote your shares: (1) by telephone, (2) through the Internet or (3), if you received printed copies of the proxy materials, by promptly completing, dating and signing the enclosed proxy card and mailing it in the enclosed envelope, which requires no postage if mailed within the United States. For specific instructions on how to vote your shares, please refer to the Notice of Internet Availability of Proxy Materials (the “Notice”) that will be mailed to beneficial owners of our ordinary shares, the section titled “How You Can Vote” of the proxy statement, the proxy card or the instructions provided by your broker, bank, trustee or nominee, as applicable.

A mailed proxy must be received by our transfer agent or at our registered office in Israel no later than 10:00 a.m. (Israel time) on October 11, 2026, to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke your proxy or to vote your shares in person at the Meeting.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least twenty-five percent (25%) of the voting rights of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time, and place, without it being necessary to notify our shareholders. At such an adjourned meeting, the presence of any two shareholders (in person or by proxy) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a proposal for consideration at the Meeting in accordance with Section 66(b) of the Israeli Companies Law, is October 6, 2026. Shareholders may review the full version of the proposed resolutions in the accompanying proxy statement as well as the accompanying proxy card, at www.proxyvote.com as described in the Notice, via the website of the U.S. Securities and Exchange Commission at www.sec.gov and at the “Investor Relations” portion of our website, which can be found at  www.enlivex.com, and also at the Company’s offices, upon prior notice and during regular working hours (14 Einstein Street, Ness Ziona, Israel 7403618; Tel: +972-8-6380301 (phone)), until the date of the Meeting. The information contained on, or accessible through, the foregoing websites is not incorporated by reference in, and does not form a part of, this notice or the accompanying proxy statement.

By Order of the Board of Directors,

/s/ Shai Novik
Shai Novik
Executive Chairman of the Board of Directors

September 29, 2026

ENLIVEX LTD.

14 Einstein Street,

Ness Ziona 7403618

Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on October 14, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enlivex Ltd. (“we,” “us,” “our” or the “Company”) to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Wednesday, October 14, 2026, at 10:00 a.m. (Israel time) at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618.

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on October 1, 2026 (the “Record Date”). Subject to the terms described herein, you are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders of the Company will be asked to consider and vote on the approval of a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16, effective as soon as possible following shareholder approval, and to amend the Company’s Articles of Association accordingly.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Board of Directors.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the above proposal, which is described in greater detail elsewhere in this Proxy Statement.

Quorum and Adjournment

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least twenty-five percent (25%) of the voting rights of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time and place, without it being necessary to notify our shareholders. At such an adjourned meeting, the presence of any two shareholders (in person or by proxy) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum, but they will not have an effect on the outcome of the proposal. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining the presence of a quorum at the Meeting) but do not have the discretionary authority to vote on the proposal. Brokers that have not received voting instructions from their customers may vote such shares, as the holders of record, on “routine” matters but not on “non-routine” matters. The proposal constitutes a “routine” matter.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

How You Can Vote

●	Voting in person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so. If you vote by telephone or Internet, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

●	Voting by mailing your proxy. If you have received printed copies of the proxy materials, you may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10:00 a.m. Israel time, on October 11, 2026, to be validly included in the tally of ordinary shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if no direction is indicated, in accordance with the recommendations of our Board of Directors.

●	Voting by telephone or Internet. If your shares are held in an account at a brokerage firm or bank or registered directly in your name with our transfer agent, you may vote those shares by accessing the Internet website address specified in the Notice of Internet Availability of Proxy Materials, the instructions provided by your broker, bank, trustee or nominee or on your proxy (as applicable), instead of completing and signing the proxy itself. If your shares are held in an account at a brokerage firm or bank, you may also call the telephone number specified in the instructions provided by your broker, bank, trustee or nominee. Submitting a telephonic or Internet proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting. The telephone and Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The accompanying proxy card provides instructions on how to vote via telephone and the Internet.

Vote Required for Approval of the Proposal

Each outstanding ordinary share held by a shareholder is entitled to one vote on each matter submitted to a vote of our shareholders.

The approval of the proposal requires the affirmative vote of a majority of the ordinary shares represented at the Meeting, whether in person or by proxy, and voting on the proposal (excluding abstentions).

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to us, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. You may also revoke your proxy and change your vote at any time before the final vote at the Meeting by voting again via the Internet or by telephone, as applicable.

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, email, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 29, 2026 (unless otherwise indicated below) regarding the beneficial ownership by: (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares, based on public filings or information available to us; (ii) each of our current directors and executive officers; and (iii) all of our current directors and executive officers as a group. The percentage of ordinary shares beneficially owned is based on 19,908,591 ordinary shares issued and outstanding as of September 29, 2026.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”) and is generally based on whether a person has voting or investment power with respect to the securities. Ordinary shares of the Company that may be acquired by an individual or group pursuant to the exercise of the Company’s outstanding options, restricted share units (“RSUs”), warrants or other rights held by such individual or group that are exercisable or will become exercisable within 60 days of September 29, 2026 are deemed beneficially owned by such individual or group, and such shares are additionally deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders
Sobrinia Ltd.(1)	1,750,001	8.70%
Rain Foundation (f/k/a Token Factory)(2)	1,600,001	8.02%
Gems Foundation	1,566,667	7.87%
Alfa Ltd.	1,533,334	7.70%
Heaven Consulting Corp	1,533,334	7.70%
UrsaTrading SA	1,466,667	7.37%
SpinCycle Creative Ltd.	1,400,000	7.03%
Forestown Trade Limited	1,400,000	7.03%
Tirim Ltd.	1,200,000	6.03%
Directors and Officers
Shai Novik (3)	541,185	2.71%
Roger Pomerantz, M.D. (4)	10,124	*
Avri Havron, Ph.D. (5)	16,014	*
Gili Hart, Ph.D. (6)	5,155	*
Matteo Renzi	--	--
Oren Hershkovitz (7)	25,524	*
Shachar Shlosberger (8)	7,570	*
Einat Galmidi (9)	9,156	*
Amor-Baroukh Veronik (10)	5,227	*
All directors and executive officers as a group (9 persons)	619,955	3.11%

*	Less than 1% of our outstanding ordinary shares.

(1)	Includes 196,375 ordinary shares issuable under currently exercisable pre-funded warrants.

(2)	Includes 46,375 ordinary shares issuable under currently exercisable pre-funded warrants.

(3)	Includes 76,250 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026, of which 8,866 options expire in December 2033 and have an exercise price of $40.35, 9,683 options expire in December 2033 and have an exercise price of $93.30, 16,667 options expire in May 2030 and have an exercise price of $54.90, 16,667 options expire in May 2031 and have an exercise price of $183.45 and 24,367 options expire in November 2032 and have an exercise price of $80.10.

(4)	Includes 10,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026, which expire in November 2032 and have an exercise price of $89.505. and 41 RSUs that shall vest within 60 days from September 29, 2026.

(5)	Includes 3,773 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026, of which 3,547 options expire in December 2033 and have an exercise price of $40.35 and 226 options expire in November 2032 and have an exercise price of $80.10. and 15 RSUs that shall vest within 60 days from September 29, 2026.

(6)	Includes 4,659 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026, of which 4,433 options expire in December 2033 and have an exercise price of $40.35 and 226 options expire in November 2032 and have an exercise price of $80.10. and 15 RSUs that shall vest within 60 days from September 29, 2026.

(7)	Includes 14,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026, of which 10,000 options expire in December 2033 and have an exercise price of $122.85 and 4,000 options expire in November 2032 and have an exercise price of $80.10.

(8)	Includes 5,562 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026, and 3,640 RSUs that shall vest within 60 days from September 29, 2026.

(9)	Includes 5,932 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026, and 3,598 RSUs that shall vest within 60 days from September 29, 2026.

(10)	Includes 2,778 ordinary shares underlying options currently exercisable or exercisable within 60 days from September 29, 2026.

PROPOSAL 1

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES AND TO AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Shareholders are being asked to approve a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16 (the “Reverse Split”), effective as soon as possible following shareholder approval, and to amend the Company’s Articles of Association accordingly.

The principal purpose of the Reverse Split is to increase the market price of our ordinary shares in order to enable the Company to satisfy the continued listing requirement of the Nasdaq Stock Market LLC that the Company maintain a minimum bid price of $1.00 per share. The Company’s ordinary shares closed below the minimum $1.00 per share bid price for each trading day from September 10, 2026 through the date hereof. If the Company’s bid price remains below $1.00 per share for 30 consecutive trading days (i.e., through October 21, 2026), then Nasdaq will issue a Staff delisting determination with respect to the Company’s ordinary shares as the Company would not be entitled to a 180-day compliance period. At such time, the Company may appeal the Staff’s delisting determination to a Nasdaq Hearings Panel (the “Panel”). In such an instance, we would expect that our ordinary shares would remain listed pending the Panel’s decision. However, there can be no assurance that, if we receive and appeal the delisting determination by the Staff, that any such appeal would be successful.

In the event our ordinary shares are delisted from Nasdaq, our ordinary shares may commence trading on the OTC Markets or another quotation service. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our shares. Delisting would likely also reduce the visibility, liquidity, and value of our ordinary shares, reduce institutional investor interest in our Company, and may increase the volatility of our ordinary shares. Delisting could also cause a loss of confidence among potential investors, lenders, and employees, which could further harm our business and our future prospects. Further, a delisting from Nasdaq and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, or use our shares for business development or other corporate initiatives, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Because of the trading volatility often associated with low-priced stocks, many brokerage firms and institutional investors are reluctant to recommend lower priced securities to their clients or have internal policies and practices that prohibit them from investing in low-priced stocks. Accordingly, our Board of Directors believes that the Reverse Split may make our ordinary shares a more attractive investment for large U.S. institutional investors, U.S. brokers and high-net-worth investors, thereby broadening the potential investor base, and may further facilitate potential future financing or strategic transactions.

Mechanics and Implementation of the Reverse Split

If our shareholders approve the Reverse Split, each block of 16 ordinary shares issued and outstanding will be reclassified and changed into one fully paid and nonassessable ordinary share of the Company.

If our shareholders approve the Reverse Split, we will issue a press release or furnish a Form 6-K to the SEC announcing the effective date of the Reverse Split, as determined by the Board of Directors of the Company, and will amend our Articles of Association accordingly to effect the Reverse Split.

The Reverse Split will be effected simultaneously for all ordinary shares, will affect all holders of our ordinary shares uniformly, and will not change any shareholder’s percentage of ownership interests in the Company, voting rights or other rights, other than as a result of the treatment of fractional shares as described below.

VStock Transfer, LLC, our transfer agent and registrar, will act as exchange agent for purposes of implementing the Reverse Split. Certain registered holders of our ordinary shares hold some or all of their respective shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of our ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian, or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians, or other nominees.

Effect of the Reverse Split

If the Reverse Split is approved at the Meeting, the number of authorized as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio, and the par value per ordinary share will be increased proportionately.

If the Reverse Split is approved at the Meeting, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. In addition, the number of ordinary shares reserved for issuance under the 2019 Plan, as well as the number of shares and exercise prices subject to outstanding options under the Company’s Global Share Incentive Plan (2014) and the 2019 Plan, and the number of shares subject to outstanding RSUs under these plans, shall be appropriately adjusted pursuant to the terms of such plans and awards.

No fractional shares will be issued as a result of the Reverse Split. Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

If the Reverse Split is approved at the Meeting, then after the effective time of the Reverse Split, our ordinary shares will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify our equity securities, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described above.

The Reverse Split is not a “going private” transaction. This action will not have the effect of reducing our shareholders to fewer than 300, and we will continue to be required to file reports and other information with the SEC pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended. Following the Reverse Split, our ordinary shares would continue to be listed on the Nasdaq and the TASE under the symbol “ENLV.”

Certain Risks Associated with the Reverse Split

Reducing the number of our outstanding ordinary shares through the Reverse Split is intended, absent other factors, to increase the market price of our ordinary shares. However, the market price of our ordinary shares following the Reverse Split may be affected by numerous factors, including our performance, the market perception of our business, and general economic and market conditions, and trading liquidity could become more limited due to the reduced number of shares available for trading.

The history of reverse share splits for other companies is varied, particularly since some investors may view a reverse share split negatively. As a result, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split, and our total market capitalization could be lower after the split than before it. Additionally, we cannot assure shareholders that, if the Reverse Split is approved, our ordinary shares will be more attractive to investors. Accordingly, there can be no assurance that the Reverse Split (if approved) will result in the intended benefits described above, that the market price of our ordinary shares will rise in proportion to the reduction in the number of shares outstanding following the Reverse Split, or that the market price will remain at an increased level for any period.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, including, without limitation, (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities, commodities, or foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; (xiii) tax-exempt entities or governmental organizations, and (xiv) S corporations or other pass-through entities.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The discussion is based on the Code, existing and proposed U.S. Treasury Regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this discussion assumes that the ordinary shares prior to the Reverse Split, or the Old Shares, were, and the ordinary shares after the Reverse Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. This summary of certain material U.S. federal income tax consequences of the Reverse Split is for general information only and is not tax advice. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “reorganization” for U.S. federal income tax purposes under Section 368(a)(1)(E) of the Code. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, and assuming the Reverse Split qualifies as a reorganization under Section 368(a)(1)(E) of the Code, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, except with respect to adjustments that may result from the treatment of fractional ordinary shares, as discussed below.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor (increased by income or gain recognized, if any, on receipt of a whole New Share in lieu of a fractional New Share). Except in the case of any portion of a New Share treated as a dividend or as to which a U.S. Holder recognizes capital gain as a result of the treatment of fractional ordinary shares, the U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. Holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

The U.S. federal income tax treatment of fractional shares being rounded up to the next whole ordinary share is uncertain. A U.S. Holder that receives a whole New Share in the Reverse Split in lieu of a fractional New Share might recognize income, which may be characterized either as capital gain or as a dividend to the extent of the portion of our accumulated earnings and profits (if we have any) attributable to the rounded New Share. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax and other tax consequences of fractional New Shares being rounded to the next whole New Share (including the holding period of a whole share received in exchange for a fractional share in the Reverse Split).

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury Regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed U.S. Treasury Regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized U.S. Treasury Regulations, or the U.S. Treasury Regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we may be classified as a PFIC and we may have been a PFIC in prior years.

If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) of the Code were to be applied to the U.S. Holder’s exchange of our ordinary shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such exchange. Under the proposed Treasury Regulations mentioned above, if the Company were treated as a PFIC for any prior taxable year during which a U.S. Holder held our ordinary shares and the Company is treated as a PFIC at the time of the Reverse Split such that such U.S. Holder receives shares of a PFIC in the Reverse Split, such U.S. Holder would not be required to recognize any gain realized pursuant to the Reverse Split; however, if the Company is not treated as a PFIC at the time of the Reverse Split, such U.S. Holder may be required to recognize any gain realized pursuant to the Reverse Split but this is not clear. As discussed above, these proposed Treasury Regulations have not been finalized and, therefore, we cannot be certain if such proposed Treasury Regulations would be applicable to the Reverse Split. Any gain required to be recognized pursuant to the Reverse Split generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect, and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only and is not tax advice. Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Split (the “Old Shares”), with the consideration being the new ordinary shares received in the Reverse Split (the “New Shares”). Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.  The main requirements of the foregoing ruling are as follows: (i) the Reverse Split shall apply the same conversion ratio for all Company shares and for all Company’s shareholders; (ii) as a result of the Reverse Split there will be no change in the shareholders’ rights (including voting rights and rights for profits); (iii) the Reverse Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; (iv) the economic value of all of the issued shares shall not be affected by the Reverse Split; and (v) the Reverse Split will not effect any change other than the number of issued shares.  We believe that the Reverse Split meets the above requirements and accordingly, that the Reverse Split should not be viewed as a capital gain taxable event. Nevertheless, our view regarding the tax consequences of the Reverse Split is not binding on the ITA or the courts.  Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all the potential Israeli tax consequences applicable to such shareholder in connection with the Reverse Split.

THE FOREGOING DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL ISRAELI TAX CONSEQUENCES TO THE COMPANY’S SHAREHOLDERS RELATING TO THE REVERSE SPLIT. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF ISRAELI TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR PERSON IN LIGHT OF ITS, HIS OR HER PERSONAL CIRCUMSTANCES. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS, AND EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO SUCH SHAREHOLDER.

Proposal

It is therefore proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16, effective as soon as possible following shareholder approval, and to amend the Company’s Articles of Association accordingly.

Approvals Required

See “Vote Required for Approval of the Proposal” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the approval of the Reverse Split.

OTHER BUSINESS

The Board of Directors is not aware of any business to be transacted at the Meeting other than those described in this proxy statement. If any other matters are properly brought before the Meeting, it is intended that the persons named as proxies in the enclosed form of proxy will vote upon such matters, pursuant to their discretionary authority, in accordance with their best judgment in the best interests of the Company.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and under the “Investor Relations” section of our website at www.enlivex.com. The contents of the foregoing websites do not form part of this Proxy Statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors

Shai Novik
Executive Chairman of the Board of Directors

September 29, 2026